CONSENT OF QUALIFIED PERSON

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Platinum Group Metals Ltd.

 Re:   Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.        I, Kenneth Graham Lomberg, am responsible for preparing for parts of the technical report entitled “The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa. (23°22’01” south latitude and 28°49’42” east longitude) " dated effective February 14, 2014 (the “Technical Report”) and do hereby consent to the public filing of the Technical Report..

2.         I also consent to the use of my name, Coffey Mining (South Africa) (Pty) Ltd and any extracts from, or a summary of, the Technical Report in the news release of the Company dated February 14, 2014 (the “News Release”) and the material change reports of the Company dated February 14, 2014 (the “Material Change Report”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.         I certify that I have read the News Release and the Material Change Report that the Technical Report supports being filed by the Company and that the News Release and Material Change Report fairly and accurately represent the information in the Technical Report.

Dated this 13h day of March, 2013.

[signed] Kenneth Graham Lomberg
Kenneth Graham Lomberg,
Senior Principal
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat

Coffey Mining (SA) Pty Ltd (2006/030152/07), VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737, Roodepoort, South Africa
Postnet Suite 160, Private Bag X09, Weltevreden Park 1715, South Africa
T (+27) (11) 679 3331 F (+27) (11) 679 3272 www.coffey.com